UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Celestica Inc.

(Name of Subject Company (issuer))

Celestica Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Various Classes of Options to Purchase Subordinate Voting Shares

(Title of Class of Securities)

15101Q108

(CUSIP Number of Class of Underlying Securities)

1150 Eglinton Avenue East
Toronto, Ontario, Canada M3C 1H7
Attn: Elizabeth L. DelBianco
Phone: (416) 448-5800

Copies to:

LYNN TOBY FISHER, ESQ.	I. BERL NADLER, ESQ.
JOEL I. GREENBERG, ESQ.	PATRICK MOYER, ESQ.,
Kaye Scholer LLP	Davies, Ward, Phillips & Vineberg LLP
425 Park Avenue	1 First Canadian Place, Suite 4400
New York, New York 10022	Toronto, Ontario
(212) 836-8000	Canada M5X 1B1
(416) 863-0900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

*No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Items 1-11.

Not applicable.

Item 12. Materials to be Filed as Exhibits.

Letter to option holders regarding Celestica Inc.’s option exchange program, delivered to option holders on or about May 16, 2005, the text of which is attached hereto as Exhibit 99.1.

Form of statement of eligible options, delivered to option holders on or about May 16, 2005, the text of which is attached hereto as Exhibit 99.2.

Stock Option Exchange — Employee Questions and Answers, delivered to option holders on or about May 16, 2005, the text of which is attached here to as Exhibit 99.3.

Celestica Option Exchange Program Overview, delivered to option holders on or about May 16, 2005, the text of which is attached hereto as Exhibit 99.4.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit 99.1 – Letter to option holders

Exhibit 99.2 – Form of statement of eligible options

Exhibit 99.3 – Stock Option Exchange — Employee Questions and Answers

Exhibit 99.4 – Celestica Option Exchange Program Overview

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2005
CELESTICA INC.

	By:	/s/ Elizabeth L. DelBianco
Elizabeth L. DelBianco
Chief Legal Officer